SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number: 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144–4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)
(780) 992-5231
(Telephone number, including area code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: May 3, 2006	By:	/s/ Brian D. Heck
Brian D. Heck
Vice President, General Counsel and Corporate Secretary

EXHIBITS INDEX

1.	Press Release re “Westaim announces 2006 first quarter results”.
2.
The Registrant’s quarterly report to shareholders for the first quarter 2006 which is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).

3.	Form 52-109F2 Certification of Interim Filings by CEO.
4.	Form 52-109F2 Certification of Interim Filings by CFO.

For immediate release
Westaim announces 2006 first quarter results
CALGARY, ALBERTA — May 3, 2006 — The Westaim Corporation announced today that for the first quarter ended March 31, 2006, it recorded a net loss of $18.0 million or 19 cents per share, on revenues of $7.3 million. In the same quarter last year, the company recorded net income of $2.5 million, or three cents per share, on revenues of $5.0 million. Westaim’s results in the first quarter of 2005 benefited from $11.4 million of income from discontinued operations.
At March 31, 2006, Westaim had $101.5 million in cash and short-term investments.
“The first quarter of 2006 was productive for both iFire Technology and NUCRYST Pharmaceuticals,” said Barry M. Heck, President and CEO of Westaim. “Pilot production is well underway at iFire and we are encouraged with the progress made to date. NUCRYST continues to strengthen its intellectual portfolio in dermatology and it recently completed patient enrolment for its second Phase 2 human clinical trial of its investigational drug for the treatment of atopic dermatitis.”
Today, The Westaim Corporation is holding its Annual Meeting of Shareholders in Toronto, Canada at 10:00 a.m. EDT. The meeting and accompanying investor briefing, which will provide an update on the company’s businesses, will be webcast live and is available through the company website www.westaim.com. An archive of the webcast will be posted following the meeting.
Review of Operations:
iFire Technology
iFire Technology’s pilot manufacturing facility is now operational with process development and early production samples progressing as expected. Through pilot production, iFire intends to complete the baseline processes for the manufacture of its displays and focus on continual improvements to both performance and manufacturing efficiency. The pilot plant will provide information and experience to allow iFire to work with partners to construct and operate the first volume production facility. Initial planning work for this facility is under way.
The pilot facility is intended to simulate manufacturing in a commercial environment in order to generate repeatability data and engineering samples of high-definition 34-inch flat panel display modules based on its proprietary thick dielectric electroluminescent (TDEL) technology. iFire expects to commercialize its technology in partnership with industry leaders and plans to initially target the 30- to 45-inch screen size television segment.

NUCRYST Pharmaceuticals
NUCRYST’s wound care division reported revenues of $7.3 million in the first quarter compared to $5.0 million in the same period last year. NUCRYST’s net loss, reported in Westaim’s consolidated results, increased to $3.3 million compared to $0.7 million last year primarily as a result of higher clinical study and R&D expenditures.
NUCRYST has completed patient accrual for its second Phase 2 human clinical trial of a topical cream formulation of its nanocrystalline silver. The investigational drug (NPI 32101 topical cream) is being studied for the treatment of atopic dermatitis, a form of eczema, and other skin conditions. Results of the second Phase 2 human clinical trial are expected by the end of 2006.
NUCRYST also announced during the quarter the receipt of a new patent covering its proprietary nanocrystalline silver for use in the treatment of acne. NUCRYST’s patent portfolio for use in dermatology now covers acne, inflammatory skin conditions such as atopic dermatitis, and hyperproliferative skin disorders such as psoriasis.
The Westaim Corporation’s technology investments include NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS), which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology and iFire Technology Corp., which has developed a low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.
Acticoat™ is trademark of Smith & Nephew plc
This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements involving financial considerations, the progress of iFire pilot production, NUCRYST’s development of its intellectual property portfolio, the completion of iFire manufacturing processes and focus on performance and manufacturing efficiency, the information and experience to be provided by iFire’s pilot plant, the manufacturing environment to be simulated by and the data and engineering samples to be obtained from iFire’s pilot facility, iFire’s expectations regarding commercialization of its technology and partnering activities, the targeting of particular industry segments by iFire, conditions potentially treatable by NPI 32101, and the timing of results from NUCRYST’s Phase 2 clinical trials. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended March 31
Consolidated Statements of Operations	2006	2005
		(Restated)

Revenue	$7,253	$4,977
Loss from continuing operations	(18,006)	(8,858)
Net (loss) income	(18,006)	2,532
Loss (income) per common share — basic and diluted
Continuing operations	(0.19)	(0.10)
Net (loss) income	(0.19)	0.03
Weighted average number of common shares outstanding (thousands)	92,922	92,828

	Three Months Ended March 31
	2006	2005
		(Restated)

Revenue
Nucryst Pharmaceuticals	$7,253	$4,977

Continuing operations	$7,253	$4,977

Operating (loss) income
Nucryst Pharmaceuticals	$(3,341)	$(687)
iFire Technology	(11,373)	(7,479)
Other	144	169

Continuing operations	$(14,570)	$(7,997)

Consolidated Balance Sheets	March 31, 2006	December 31, 2005

Cash and short-term investments	$101,540	$119,627
Current assets	119,845	136,169
Other assets	74,065	76,292
Current liabilities	32,279	26,614
Shareholders’ equity	140,266	157,640

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2006

This interim Management’s Discussion and Analysis prepared as at April 27, 2006 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2005. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.
Description of the Business
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares now trade on the NASDAQ National Market and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
Consolidated Results — Three Months ended March 31, 2006
For the three months ended March 31, 2006, the Company reported a net loss of $18.0 million compared to net income of $2.5 million for the three months ended March 31, 2005. Income from discontinued operations for the three months ended March 31, 2006 was $Nil compared to income from discontinued operations of $11.4 million for the same period in 2005. Revenues from continuing operations for the three months ended March 31, 2006 were $7.3 million compared to $5.0 million for the same period in 2005.
Operating costs for the first quarter of 2006 of $21.8 million were $8.8 million higher than the $13.0 million of operating costs incurred in the same period of 2005. This increase reflects higher manufacturing costs at Nucryst primarily related to increased sales volumes and higher operating costs at iFire primarily related to pilot manufacturing costs, including depreciation on the new pilot manufacturing facility.
Corporate costs for the three months ended March 31, 2006 were $4.8 million compared to $1.7 million in the comparable period in 2005. This increase primarily reflects $2.5 million of higher stock based compensation costs incurred in the first quarter of 2006 compared to the first quarter of 2005 as a result of the increase in the Company’s share price in the first quarter of 2006.
Interest income was $0.9 million for the three months ended March 31, 2006, compared to income of $0.7 million in the same period in 2005.
Foreign exchange losses reflecting continued strengthening of the Canadian dollar were $0.5 million for the three months ended March 31, 2006, compared to income of $0.2 million for the same period in 2005.
In the first quarter of 2005, the Company realized a total gain of $11.5 million relating to the reorganization and sale of inactive subsidiaries discussed below under Discontinued Operations.
A comparison of operating costs from continuing operations in the first three months of 2006 compared to the same period in 2005 is as follows:

	Three months ended March 31
		% of		% of
($millions)	2006	Revenue	2005	Revenue

Manufacturing	$4.7	66%	$2.3	46%
Research and development	12.2	168%	8.6	173%
General and administrative	1.4	19%	0.6	11%
Depreciation and amortization	3.5	49%	1.5	31%

	$21.8	302%	$13.0	261%

Operations
Continuing operations reflect the results of the Company’s subsidiaries, iFire and Nucryst.
iFire Technology Corp. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market.
iFire’s operating loss for the three months ended March 31, 2006 was $11.4 million compared to a loss of $7.5 million for the same period in 2005. This increased operating loss reflects higher costs related to the operation of iFire’s pilot manufacturing facility, including a $1.8 million increase in depreciation expense, and an increase in accrued stock based compensation expense of $1.3 million related to the increase in the Company’s share price. Sanyo Electric Company Ltd. provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $0.3 million in each of the first quarters of 2006 and 2005.
Research and development expenditures for the remainder of the year are expected to continue at levels comparable to the first quarter excluding the $1.3 million stock based compensation expense.
In December 2005, iFire completed construction of the $46 million pilot production facility at its Toronto location which utilizes its simplified flat panel manufacturing process, Colour-By-Blue™. The pilot production facility is completing baseline processes that will lead to the production of engineering samples of high definition 34-inch flat panel display modules. The operation of the pilot plant will provide information and experience to allow iFire to work with partners to construct and operate a future high volume production facility.
The pilot plant equipment was partially funded by a loan from Dai Nippon Printing Co. Ltd. (“DNP”) in the amount of Yen 1,029,259,143 (CAD $10,402). This loan is repayable in full on June 30, 2006.
Capital expenditures at iFire are expected to be in the range of $4 to $6 million for the remainder of 2006.
Nucryst Pharmaceuticals Corp. — Nucryst researches, develops and commercializes wound care and pharmaceutical products based on its noble metal nanocrystalline technology. On December 29, 2005, Nucryst completed its initial public offering of 4.5 million common shares and at March 31, 2006 Westaim owned 75.1% of Nucryst’s common shares. Nucryst’s operating loss for the first quarter of 2006 was $3.3 million compared to a loss of $0.7 million in the first quarter of 2005. Total product related revenue in the first quarter of 2006 increased 46% to $7.3 million compared to $5.0 million in the same period in 2005 reflecting continuing growth in sales of Acticoat™ dressings by, and shipments to, Smith & Nephew plc (“Smith & Nephew”). Sales revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2006

Operations (continued)
The financial results of Nucryst for the first three months of 2006 compared to the first three months of 2005 are as follows:

	Three months ended March 31
($millions)	2006	2005

Wound care product revenue	$7.3	$5.0
Manufacturing costs (1)	5.0	2.5
Wound care gross margin	2.3	2.5
Nucryst operating loss	$(3.3)	$(0.7)

(1) Manufacturing costs include related depreciation
In September 2004, Nucryst announced results of the first Phase 2 clinical study of NPI 32101 in a cream formulation in 224 adult patients with mild to moderate atopic dermatitis. The results were a validation of Nucryst’s proprietary technology as a pharmaceutical agent and demonstrated that NPI 32101 has the potential to be a well-tolerated and effective product for the treatment of atopic dermatitis. Findings in this study provided Nucryst with important guidance to optimize the product protocol and study design for future clinical trials.
In the third quarter of 2005 Nucryst completed two smaller clinical studies to gather further safety data. The first, a pharmacokinetic study in 36 adult patients, measured the serum concentrations and urinary excretion of silver in 18 patients with atopic dermatitis and 18 matching healthy controls following daily application of 1% and 2% NPI 32101 cream for two weeks. Silver could not be detected in the serum of a majority of the subjects and, when silver was detected, the levels were low and there was no correlation with the amount of silver applied, area covered with cream or the presence or absence of disease. Based on the observations of the study, Nucryst believes that systemic exposure to silver in patients with atopic dermatitis treated with NPI 32101 is likely to be low.
In addition, Nucryst tested 30 children and adolescents with atopic dermatitis for tolerance to 1% and 2% NPI 32101 creams applied twice daily for two weeks compared to cream containing no silver. No serious adverse events were observed in any of these patients, although two patients in the placebo group withdrew with adverse events. Treatment-related events were generally mild, transitory and were not related to the dose of silver applied with 20%, 70% and 50% of patients experiencing at least one adverse event for placebo, 1% and 2% groups, respectively.
Nucryst has now completed enrollment in its second Phase 2 clinical trial of NPI 32101 and results are expected in the fourth quarter of 2006. This double-blind, randomized, placebo-controlled, multi-site study is being conducted on 345 children and adolescents with mild to moderate atopic dermatitis who are treated twice daily for up to 12 weeks with one 1% or 2% concentrations of NPI 32101 in a cream formulation or with the vehicle alone. The purpose of the study is to evaluate the safety and effectiveness of NPI 32101 in improving the signs and symptoms of atopic dermatitis. Following successful results of this study, Nucryst anticipates it will proceed to Phase 3 clinical studies in the first half of 2007.
As a result of these clinical trials, Nucryst’s pharmaceutical expenses increased by $1.8 million in the first quarter of 2006 compared to the same period in 2005.
The success of Acticoat™ has resulted in the need to further increase production capacity at Nucryst’s Fort Saskatchewan facility. Nucryst is currently adding a production line to this facility which will be operational by early 2007 and will increase capacity by approximately 40%. The total cost of this capital project is approximately $7.0 million of which approximately $5.5 million remains to be spent.
The Company believes the outlook at Nucryst is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded in the United States, Europe and other markets by Smith & Nephew. Research and development expenditures will increase in the second half of 2006 compared to 2005 as Nucryst expands clinical and preclinical research into the pharmaceutical attributes of its nanocrystalline noble metal technology. As a result, Nucryst is expected to have net operating losses in 2006.
Discontinued Operations
No results from discontinued operations were reported in the first three months of 2006.
In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on the sale of this asset was recorded in the fourth quarter of 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
These transactions have been included in net income from discontinued operations in the Company’s consolidated statements of operations.
Contractual Commitments
The Company’s contractual commitments as at March 31, 2006 are as follows:

	Payments due by Period
		Less			More
		than	1 - 3	3 - 5	than
($millions)	Total	1 Year	Years	Years	5 Years

Operating lease obligations	$3.1	$0.8	$1.5	$0.7	$0.1
Supplier purchase obligations	9.1	9.1	—	—	—

	$12.2	$9.9	$1.5	$0.7	$0.1

Liquidity and Capital Resources
At March 31, 2006, the Company had consolidated cash and short-term investments of $101.5 million, compared to $119.6 million at December 31, 2005. Cash used in continuing operations amounted to $17.4 million, which is $8.7 million more than the $8.7 million used in the same period in 2005. This increased use of cash reflects the operating losses at Nucryst and iFire discussed above, as well as working capital changes primarily reflecting the growth in operating activity. Capital expenditures of $1.3 million in the first quarter of 2006 were $6.4 million less than the same period in 2005 reflecting the major capital programs that were underway at iFire and Nucryst in 2005.
In December 2005, Nucryst completed its initial public offering of 4,500,000 shares at US$10 per share. At March 31, 2006, Nucryst had cash and short- term investments of $34.2 million compared to $41.9 million at December 31,

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2006

Liquidity and Capital Resources (continued)
2005. This decrease reflects net operating losses and changes in working capital in the period. These funds are not accessible to the Company to fund its own operations or the future operations and capital projects at iFire.
Westaim’s total capital expenditures and capital commitments are expected to be between approximately $14 to $16 million in 2006. Capital expenditures in 2007 could increase to $200 million if iFire constructs a large scale production facility.
Share Capital
As at April 27, 2006, the Company had 93,010,649 common shares outstanding and 5,214,600 options outstanding, exercisable for common shares.
Quarterly Financial Information

	Q1	Q4	Q3	Q2
(000, except per share data)	2006	2005	2005	2005

Revenue from continuing operations	$7,253	$5,607	$12,268	$5,708
(Loss) income from continuing operations	$(18,006)	$19,483	$(5,130)	$(11,003)
(Loss) income per common share from continuing operations — basic and diluted	$(0.19)	$0.21	$(0.06)	$(0.12)
Net (loss) income	$(18,006)	$21,998	$(5,042)	$(10,218)
Net (loss) income per common share — basic and diluted	$(0.19)	$0.24	$(0.05)	$(0.11)

	Q1	Q4	Q3	Q2
	2005	2004	2004	2004

Revenue from continuing operations	$4,977	$6,042	$10,501	$4,799
Loss from continuing operations	$(8,858)	$(10,403)	$(2,468)	$(12,662)
Loss per common share from continuing operations — basic and diluted	$(0.10)	$(0.11)	$(0.03)	$(0.16)
Net income (loss)	$2,532	$(10,600)	$(2,514)	$(13,071)
Net income (loss) per common share — basic and diluted	$0.03	$(0.11)	$(0.03)	$(0.17)

Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2006 and in respect of the most recent 2006 interim reporting period.
Critical Accounting Policies
The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. No new policies were implemented in the first quarter of 2006. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Forward-looking Statements
Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “may”, “could”, “will”, “outlook”, “believes”, “lead”, “anticipates”, “estimated”, “expect”, “expected”, “potential”, “plans”, “continuing”, “target”, “purpose”, “expands” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning assumptions and estimations related to valuation of the grant of options to purchase common shares of the Company and to the effect of the exercise of stock options on the Company’s income; the effect of counterparty payments in relation to indemnification agreements upon the Company’s financial position or operating results; expectations related to indemnification of Officers and Directors or potential coverage pursuant to Director and Officer insurance; estimations related to third party indemnifications; expectations regarding the outcome of legal proceedings or the effect of such proceedings on the Company’s financial position or operating results; commercialization strategies of the Company; market sectors to be targeted by iFire; the completion of baseline processes by iFire’s pilot facility and resulting production of engineering samples of display modules; expectations relating to iFire display production; the information and experience to be obtained from iFire’s pilot plant and resulting work with partners; research and development expenditure levels; the effectiveness of NPI 32101 as a pharmaceutical agent and the potential of that product; guidance expected from Nucryst clinical studies; beliefs regarding systemic exposure to silver in patients treated with NPI 32101, the purpose of Nucryst clinical trials of NPI 32101; plans for additional clinical trials of NPI 32101; anticipated facility expansion; the expected completion of Nucryst facility expansion in Fort Saskatchewan and increased production capacity from that facility; projections regarding continued Nucryst sales growth; the outlook for continued growth in Nucryst licensing and manufacturing revenues; the expansion of markets for Nucryst products; expansion of Nucryst’s clinical and pre-clinical research; expectations regarding increases in research and development expenses and net operating losses in 2006; and expected capital expenditures and capital commitments. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst’s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with completing Nucryst facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission, or in the Company’s Annual Report or Annual Information Form. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Deficit
(unaudited)

	Three Months Ended March 31
(thousands of dollars except per share data)	2006	2005
		(restated-note 3)

Revenue	$7,253	$4,977
Costs
Manufacturing	4,756	2,282
Research and development	12,153	8,609
General and administrative	1,393	553
Depreciation and amortization	3,521	1,530

Operating loss	(14,570)	(7,997)

Corporate costs	(4,768)	(1,690)
Foreign exchange	(466)	193
Interest	921	698
Loss on disposal of assets	(68)	—
Gain on issuance of shares of subsidiary	145	—
Non-controlling interest (note 2)	842	—

Loss from continuing operations before income taxes	(17,964)	(8,796)

Income tax expense	(42)	(62)

Loss from continuing operations	(18,006)	(8,858)
Income from discontinued operations net of income taxes (note 3)	—	11,390

Net (loss) income for the period	$(18,006)	$2,532

(Loss) income per common share
Continuing operations — basic and diluted (note 7)	$(0.19)	$(0.10)

Net (loss) income — basic and diluted	(0.19)	0.03

Weighted average number of common shares outstanding (thousands)	92,922	92,828

Deficit at beginning of period	$(267,291)	$(276,561)
Net (loss) income	(18,006)	2,532

Deficit at end of period	$(285,297)	$(274,029)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of dollars)	2006	2005

ASSETS

Current
Cash and cash equivalents	$85,246	$115,673
Short-term investments	16,294	3,954
Accounts receivable	10,239	8,199
Inventories	7,569	7,773
Other	497	570

	119,845	136,169

Capital assets	69,094	71,112
Intangible assets	4,971	5,180

	$193,910	$212,461

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$15,877	$16,302
Current portion of long-term debt (note 4)	16,402	10,312

	32,279	26,614

Long-term debt (note 4)	—	6,000
Provision for site restoration	6,760	6,760

	39,039	39,374

Non-controlling interest (note 2)	14,605	15,447

Shareholders’ equity
Common shares (note 5)	421,997	421,466
Contributed surplus (note 6)	4,194	3,968
Cumulative translation adjustment	(628)	(503)
Deficit	(285,297)	(267,291)

	140,266	157,640

	$193,910	$212,461

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended March 31
(thousands of dollars)	2006	2005
		(restated-note 3)

Operating Activities
Loss from continuing operations	$(18,006)	$(8,858)
Items not affecting cash
Depreciation and amortization	3,521	1,530
Foreign exchange on long-term debt	90	(158)
Foreign exchange on short-term investments	(254)	—
Loss on disposal of assets	68	—
Non-controlling interest	(842)	—
Gain on issuance of shares of subsidiary	(145)	—
Stock-based compensation expense	339	220

Cash used in continuing operations before non-cash working capital changes	(15,229)	(7,266)

Changes in continuing operations non-cash working capital
Accounts receivable	(2,032)	890
Inventories	204	(1,111)
Other	73	(74)
Accounts payable and accrued liabilities	(412)	(1,119)
Site restoration expenditures net of recoveries	—	8

Cash used in continuing operations	(17,396)	(8,672)
Cash provided from discontinued operations	—	165

Cash used in operating activities	(17,396)	(8,507)

Investing activities
Capital expenditures	(1,335)	(7,766)
Redemption and sale of short-term investments	3,954	12,695
Purchase of short-term investments	(16,040)	(41,840)
Intangible assets	(223)	(167)
Proceeds on disposal of assets	42	—
Proceeds on sale of discontinued operations	—	12,519

Cash used in investing activities	(13,602)	(24,559)

Financing activities
Issuance of common shares	424	—
Issuance of common shares of subsidiary	104	—
Issuance of convertible debentures of subsidiary	—	6,000

Cash provided from financing activities	528	6,000

Effect of exchange rate changes on cash and cash equivalents	43	—

Net decrease in cash and cash equivalents	(30,427)	(27,066)
Cash and cash equivalents at beginning of period	115,673	89,139

Cash and cash equivalents at end of period	$85,246	$62,073

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2006 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.
Note 1 — Significant Accounting Principles
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited consolidated financial statements. All amounts are expressed in thousands of dollars except share and per share data.
Note 2 — Non-controlling Interest
On December 29, 2005, the Company’s formerly wholly owned subsidiary, Nucryst Pharmaceuticals Corp. (“Nucryst”), completed an initial public offering in which 4,500,000 common shares were issued at a price of US$10.00 per share. Net proceeds after commissions and expenses amounted to US$39,095 ($45,502). US$6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US$39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 68.4% as at December 31, 2005 and increased to 75.3% after the conversion of the remaining term loan on January 27, 2006. The conversion of the term loan to common shares, completed in January 2006, was in accordance with the terms of the Nucryst initial public offering and was accounted for as being effective on December 31, 2005 in accordance with GAAP. The reduction in the Company’s equity interest in Nucryst was accounted for as a disposition of shares and resulted in a dilution gain for accounting purposes of $30,055 in 2005 and a non-controlling interest of $15,447 as at December 31, 2005.
The Company continues to consolidate the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statement of operations and consolidated balance sheet. The non-controlling interest for the three months ended March 31, 2006 amounted to $842 (2005 — $Nil). In addition, the Company recorded a gain on the issuance of shares of the subsidiary of $145 in the first quarter of 2006 resulting from the change in the Company’s ownership of Nucryst from 75.3% to 75.1%.
Note 3 — Discontinued Operations
In the first quarter of 2005, the Company completed an agreement to sell the land and building included in long-term assets available for sale. The closing date for the sale was December 15, 2005 and the Company received a non-refundable deposit of $500 which was included in accounts payable and accrued liabilities at March 31, 2005. The land and building were leased to the future owner for the period April 1, 2005 to December 15, 2005. The proceeds from the sale exceeded the carrying value and the gain on sale of $1,923 was recorded in the fourth quarter of 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11,519 and recorded a gain on sale of $9,330 in the first quarter of 2005. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction in unrecognized tax loss carry-forwards. As a result of this divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.
In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. Of this amount held in escrow, $1,000 was received in the first quarter of 2005 and included as proceeds on sale of discontinued operations in the consolidated cash flow statement. The remaining escrow balance of $1,800 was received in May 2005.
In the second quarter of 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $873. The gain on sale of this business, amounting to $739 was included in discontinued operations in 2005 and the results from operations of this business were reported in discontinued operations in 2005 resulting in a restatement of prior years’ results from continuing operations.
Results from discontinued operations:

	Three months ended
Income (expense)	March 31, 2006	March 31, 2005

Dilution gain	$—	$2,189
Gain on sale of inactive subsidiaries	—	9,330
Costs related to discontinued operations	—	(129)

Net income from discontinued operations	$—	$11,390

Net income per common share from discontinued operations was $0.13 for the quarter ended March 31, 2005.
Note 4 — Long-Term Debt
In January 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment used to upgrade iFire’s Toronto facility. The loan was drawn down during 2004 and 2005, carries an interest rate of 1.64% per annum and is repayable in full in Japanese Yen on June 30, 2006. The loan is secured by the assets financed under the agreement. As at March 31, 2006 and December 31, 2005, the outstanding loan balance amounted to Yen 1,029,259,143 (CAD $10,402) (December 31, 2005 — CAD $10,175). The liability reported at
March 31, 2006 includes accrued interest expense of $179 (December 31, 2005 — $137) which is payable at the end of the loan term. Interest expense in the quarter ended March 31, 2006 amounted to $42 (2005 — $20). In 2005 and 2006, the Company entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge the foreign exchange exposure of the loan. Unrealized losses on these hedges amounting to $1,409 as at March 31, 2006 (December 31, 2005 — $1,994) have been included in accounts payable and accrued liabilities. Realized and unrealized losses on the revaluation of these hedges to current exchange rates are included in foreign exchange in the consolidated statement of operations and amounted to $48 for the first quarter of 2006 (2005 — $118). Losses realized in the first quarter of 2006 amounted to $632 (2005 — $Nil).
In February 2005, a wholly owned subsidiary of the Company issued $6,000 of convertible debentures to private investors, of which, $300 are owned directly or indirectly by Officers of the Company. These debentures mature in February 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 12,000,000 non-voting common shares of the subsidiary. If converted, the Company’s economic interest in the subsidiary would be reduced to approximately 22% and the Company’s consolidated non-capital losses and research and development tax credits would be reduced by approximately $91,000 and $18,000 respectively. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was deemed to be immaterial.
Interest expense on these debentures for the three months ended March 31, 2006 amounted to $74 and was accrued in accounts payable and accrued liabilities.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2006 (unaudited)
(thousands of dollars)

Note 4 — Long-Term Debt (continued)
Total accrued interest on these debentures amounted to $280 as at March 31, 2006 (December 31, 2005 — $206).
Note 5 — Capital Stock
Changes in the Company’s common shares outstanding for the three months ended March 31, 2006 and March 31, 2005 are as follows:

	Three months ended		Three months ended
	March 31, 2006		March 31, 2005
		Stated		Stated
common shares (000)	Number	Capital	Number	Capital

Balance at beginning of period	92,901	$421,466	92,828	$421,233
Stock options exercised	110	531	—	—

Balance at end of period	93,011	$421,997	92,828	$421,233

In the first quarter of 2006, 110,000 options were exercised at a weighted average price of $3.85 and $108 relating to the fair value of these options was reclassified from contributed surplus to share capital.
Note 6 — Stock-based Compensation Plans
Employee and Director Stock Options — Changes in the Company’s stock option plans for the three months ended March 31, 2006 and March 31, 2005 are as follows:

	Three months ended	Three months ended
common share stock options (000)	March 31, 2006	March 31, 2005

Outstanding at beginning of period	5,050	4,660
Granted	275	350
Exercised	(110)	—

Outstanding at end of period	5,215	5,010

In the first quarter of 2006, the Company issued 275,000 options (2005 — 350,000) for common shares of the Company at a weighted average exercise price of $6.18 (2005 — $3.62). In the first quarter of 2006, 110,000 options were exercised at a weighted average price of $3.85. No options were exercised in the first quarter of 2005.
In accordance with GAAP, the Company records the fair value of stock options including those of its subsidiaries in the consolidated financial statements. For the three months ended March 31, 2006, corporate costs, research and development, and general and administrative expenses include compensation expense totaling $339 (2005 — $220) relating to stock options with an offsetting increase to contributed surplus.
The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.89% (2005 — 4.38%), an average life of 7.0 years and a volatility of 58.08% (2005 — 57.72%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
The Company maintains a Deferred Share Unit Plan for the non-executive Directors of the Company. Deferred Share Units (“DSUs”) are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at March 31, 2006, a liability of $3,250 (December 31, 2005 — $1,842) has been accrued with respect to issued DSUs. The Company also maintains a Restricted Share Unit Plan for the executive officers of the Company.
These units vest over three years and are payable when fully vested at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $1,436 at March 31, 2006 (December 31, 2005 — $663).
Employee Bonus Appreciation Units — Employees of the Company, other than executive officers, are granted Bonus Appreciation Units (“BAUs”). BAUs are issued at the market value of the Company’s shares at date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of BAUs is recognized as compensation expense over the vesting period. As at March 31, 2006, the accrued liability relating to BAUs amounted to $587 (December 31, 2005 — $178).
For the three months ended March 31, 2006, corporate cost includes compensation expense totaling $2,590 (2005 — $188) relating to DSUs, RSUs and BAUs.
Stock Appreciation Rights — Stock Appreciation Rights (“SARs”) have been granted to employees of certain subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary and, in the case of iFire SARs, shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant.
Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs vesting period. As at March 31, 2006, the accrued liability relating to SARs amounted to $1,337 (December 31, 2005 — $105). For the three months ended March 31, 2006, research and development, and general and administrative expenses included compensation expense relating to SARs of $1,267 (2005 — $18).
During the first quarter of 2005, 4,864 Nucryst SARs were exercised and settled through the issuance of 3,421 common shares of Nucryst.
Note 7 — Earnings per Share
The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The impact of all dilutive securities on loss per share is antidilutive for the three months ended March 31, 2006. Dilutive securities, relating to stock-based compensation plans, totaled 471,000 for the first quarter of 2006 (2005 — 530,000).
Note 8 — Guarantees
In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results. The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid.
In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2006 (unaudited)
(thousands of dollars)

Note 9 — Segmented Information — Continuing Operations

	Three months ended
	March 31, 2006	March 31, 2005

Revenue
Nucryst Pharmaceuticals	$7,253	$4,977

Operating (Loss) income
Nucryst Pharmaceuticals	$(3,341)	$(687)
iFire Technology	(11,373)	(7,479)
Other	144	169

	$(14,570)	$(7,997)

Note 10 — Contingencies
The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

THE WESTAIM CORPORATION
Form 52-109F2 — Certification of Interim Filings
     I, Barry M. Heck, President and Chief Executive Officer of The Westaim Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of The Westaim Corporation (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 2, 2006

/s/ Barry M. Heck
Name:	Barry M. Heck
Title:	President and Chief Executive Officer

THE WESTAIM CORPORATION
Form 52-109F2 — Certification of Interim Filings
     I, G.A. (Drew) Fitch, Senior Vice President and Chief Financial Officer of The Westaim Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of The Westaim Corporation (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 2, 2006

/s/ G.A. (Drew) Fitch
Name:	G.A. (Drew) Fitch
Title:	Senior Vice President and Chief Financial Officer